Exhibit 10.1

January 24, 2019

Mr. David Hession

(delivered electronically)

Re: Offer of Employment

Dear David:

On behalf of Dorman Products, Inc., it is with great pleasure that I extend this offer of employment to you. Please know that this offer is contingent upon execution of the enclosed non-competition and confidentiality agreement. As previously discussed, below are the significant aspects of the offer.

1.	Title

Your official title will be Senior Vice President and, effective March 1, 2019, Chief Financial Officer. Your employment is “at will”, the same relationship that all employees have with the Company.

2.	Reporting Relationship

You will report directly to Kevin Olsen, President & Chief Executive Officer.

3.	Compensation

Your salary will be $425,000 on an annual basis and paid bi-weekly.

4.	Annual Incentive Bonus and Long Term Incentive Program

You will participate in both our Annual (cash) and Long Term (equity) Incentive Programs both targeted at 50% of your base salary. You will be eligible to fully particiapate annual incentive bonus for 2019. Your bonus will be paid during the course of your employment in accordance with and subject to Company policy. You will be eligible to participate in the Long Term Incentive Program starting in 2019.

5.	Benefits

You will participate in Dorman’s benefits program beginning on the first day of the month after 60 days of employment. Dorman will reimburse you for the cost of your COBRA coverage in an amount not to exceed the amount that a full-time Dorman contributor would pay for similar healthcare coverage until such time as you are eligible to receive healthcare benefits from Dorman.

A separate attachment details these benefits, but in summary they include:

•	Medical, Dental, & Vision Insurance

•	401 (k) Plan with Profit Sharing and Match

•	Short and long term disability insurance

•	Life Insurance

•	Tuition Reimbursement

6.	Grant of Equity

You will receive a one-time equity grant valued at $425,000 comprised of 50% restricted stock and 50% incentive stock options based on the closing price of the Company’s common stock on March 1, 2019 (the “Date of Grant”). The restricted stock will vest 33% per year beginning on the first anniversary of the Date of Grant; the incentive stock options will vest 25% per year beginning on the first anniversary of the Date of Grant. All equity granted will be in accordance with, and subject to the terms of the Company’s 2018 Stock Option and Stock Incentive Plan and other applicable Company policies.

7.	Relocation

To assist you in your relocation to the Philadelphia area, you will receive a one-time lump sum payment in the amount of $115,000.00 net of federal, state, and local payroll withholding taxes. Should you terminate for cause or voluntarily resign within 24 months of the receipt of the one-time lump-sum payment, you will be required to reimburse the Company on a pro-rata basis.

8.	Vacation

You will be eligible to receive 20 days of vacation each year

9.	Start Date

Your start date will be February 21, 2019.

David, we are all very excited about having you as a member of the Dorman Team. If you accept our offer, please sign and accept below. We look forward to the contributions your talent and experience will bring to Dorman. Congratulations!

Sincerely,

/s/ Kevin Olsen

Kevin Olsen

President and CEO

Accepted by:	/s/ David Hession	Date:	January 24, 2019
David Hession

Enclosures